As filed with the Securities and Exchange Commission on July 9, 1997
                      Registration No. 333__

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                                      FORM S-3
               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           MARKETING SERVICES GROUP, INC.
               (Exact name of registrant as specified in its charter)

                  Nevada                             88-0085608
  (State or other jurisdiction of        (I.R.S. Employer Identification No.)
    incorporation or organization)

                 400 Corporate Pointe, Suite 780, Culver City, CA 90230
                                   (310) 342-2800
   (Address, including  zip  code, and telephone number, including area code, of  registrant's principal executive offices)
                               Mr. J. Jeremy Barbera
                  Chairman of the Board and Chief Executive Officer
                           Marketing Services Group, Inc.
                400 Corporate Pointe, Suite 780, Culver City, CA 90230
                                (310) 342-2800
       (Name, address,  including zip code, and telephone number, including  area code, of agent for service)
 Please send copies of communications to:
                  Alan I. Annex, Esq., Camhy Karlinsky & Stein, LLP 1740 Broadway, 16th Floor, New York, NY 10019-4315

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check to the following box. |X|
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. |_|
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


                                          CALCULATION OF REGISTRATION FEE
--------------------------------- ----------------- --------------------- --------------------- --------------
                                                      Proposed maximum      Proposed maximum       Amount of
     Title of Each Class of          Amount to         offering price      aggregate offering    Registration
           Securities              be Registered(1)      per unit(2)            price(2)             Fee
        to be Registered
--------------------------------- ----------------- --------------------- --------------------- --------------
  Common Stock, $.01 par value       6,146,824(3)          3.133               19,260,325          $5,836.46
--------------------------------- ----------------- --------------------- --------------------- ==============

1  This  Registration   Statement  covers  4,886,897  shares  owned  by  Selling
Shareholders and 305,577 shares issuable upon exercise of warrants. It also includes such indeterminate number of shares of common stock as may be issued upon conversion of an aggregate of $2,600,000 of Convertible Notes held by the Selling Shareholders.
2 Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities and Exchange Act, as amended. The proposed maximum offering price of the shares outstanding has been calculated on the basis of the average bid and ask prices of Marketing Services Group, Inc. as reported by the National Association of Securities Dealers, Inc. through its Automated Quotation System on July 2, 1997. The proposed maximum offering price per share of the warrants and notes has been calculated on the basis of the average exercise prices of the underlying instruments. The proposed maximum offering price of the common stock issuable upon conversion of the notes is based upon the principal amount of the Notes.
3 Subject to adjustment as set forth in the notes.


The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    SUBJECT TO COMPLETION DATED JULY ___, 1997
                                    PROSPECTUS
                          MARKETING SERVICES GROUP, INC.
                               6,146,824 Shares of
                                   Common Stock

         This Prospectus relates to 6,146,824 shares of common stock, par value $.01 per share (the "Common Stock"), of Marketing Services Group, Inc. ("MSGI" or the "Company") which may be offered for sale, from time to time, by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Stockholders. See "Selling Stockholders." The Common Stock is quoted on The Nasdaq SmallCap MarketSM under the symbol "MSGI." MSGI will not receive any proceeds from the sale of the Shares. See "Plan of Distribution". The Selling Stockholders will bear all commissions, discounts and other compensation paid to brokers or dealers in connection with the sale of the Shares. See "Selling Stockholders".

         The Selling Shareholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders. The Selling Shareholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by such broker-dealers and any profits realized on the resale of Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Company and the Selling Shareholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, the Company has agreed to indemnify certain of the Selling Shareholders with respect to the Shares against certain liabilities including certain liabilities under the Securities Act. To the extent required, the specified Shares to be sold, the names of the Selling Shareholders, the public offering price, the names of any such broker-dealers, and any applicable commission or discount with respect to any particular offer will be set forth in a prospectus supplement. Each of the Selling Shareholders reserves the right to accept or to reject, in whole or in part, any proposed purchase of the Common Stock. See "Plan of Distribution".

See "Risk Factors" beginning on page 7 for a discussion of certain material factors that should be considered by prospective investors.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    The date of this Prospectus is July ___, 1997

                             AVAILABLE INFORMATION

         The Company has filed with the Commission, Washington, D.C. 20549 a Registration Statement on Form S-3 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information pertaining to the securities offered hereby and to the Company, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in the Prospectus concerning the provisions of any document to which reference is made are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. A copy of the Registration Statement may be inspected without charge at the offices of the Commission in Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission.

         The Company is subject to the informational reporting requirements of the Securities Exchange Act, and accordingly, files, reports, proxy statements and other information are filed with the Commission. Such reports, proxy statements and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1025, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at certain regional offices of the Commission, located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60621 and 7 World Trade Center, New York, NY 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission. In addition, the Commission maintains a website that contains reports, proxy statements and other information filed with the Commission. The address of such site is http://www.sec.gov.

         The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein. See "Incorporation of Certain Information by Reference." Such requests should be directed to Director, Shareholder Relations, Marketing Services Group, Inc., 400 Corporate Pointe, Suite 780, Culver City, CA 90230, (310) 342-2800.

              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The documents listed below are specifically incorporated by reference into the prospectus:
1) Report on Form  10-K/A for the fiscal  year ended June 30,  1996 filed
  10/28/96
2) Report on Form  10-QSB for the  quarter  ended March 31, 1997 filed
  5/14/97
3) Report on Form 10-QSB for the quarter  ended  December 31, 1996 filed
  2/17/97  (Form  12b-25  notification  filed  2/14/97)
4) Report on Form 10-QSB/A for the quarter  ended  September  30, 1996 filed
  1/24/97
5) Report on Form 8-K regarding recapitalization of the Company's capital stock filed 11/26/96
6) Report on Form 8-K  regarding  change of the  Company's  name filed
  7/2/97
7) Report on Form 10-QSB for the quarter  ended  September 30, 1996 filed
  11/24/96
8) Report on Form 8-K/A  regarding the  acquisition  of Metro  Services
  Group,  Inc.  filed 11/1/96
9) Report on Form 8-K regarding the  acquisition  of Metro Services Group,
  Inc. filed 10/11/96
10) Report on Form 8-K regarding sale of land filed 8/26/96
11) Report on Form 8-K/A regarding  acquisition of Stephen Dunn &
  Associates, Inc. filed 7/24/96

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing such documents. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement in this Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide, without charge, to each person who receives this Prospectus, upon written or oral request of such person, a copy of any of the information that was incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference, unless the exhibits are themselves specifically incorporated by reference). Such requests should be made to Investor Relations, at Marketing Services Group, Inc., 400 Corporate Pointe, Suite 780, Culver City, CA 90230 (310) 342-2800.


                                PROSPECTUS SUMMARY

         The following contains a brief summary of certain information contained elsewhere in this Prospectus or incorporated by reference herein. The summary is necessarily selective and thus incomplete and is qualified in its entirety by reference to the more detailed information included elsewhere in this Prospectus. Certain capitalized terms used in the Prospectus Summary are defined elsewhere in this Prospectus. This Prospectus contains certain forward-looking statements which may be deemed or construed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1996 with respect to the financial condition and business of the Company. The words "estimate", "plan", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance (financial or operating) or achievements to differ from the future results, performance
(financial or operating) or achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                       The Company

MSGI  conducts its business  through two  wholly-owned  operating  subsidiaries:
Stephen Dunn & Associates, Inc. ("SD&A") and Metro Services Group, Inc. ("Metro"). SD&A was acquired by Alliance Media Corporation ("Alliance"), which was simultaneously acquired by the Company, in April 1995. Metro was acquired by the Company in October 1996. References to "MSGI" and the "Company" include Marketing Services Group, Inc. (and predecessor entities) and its consolidated subsidiaries, Alliance, SD&A and Metro, unless the context otherwise requires. All share and per share information has been adjusted to reflect a one-for-four reverse stock split of the Common Stock effected August 22, 1995. On December 23, 1996, the Company and certain of its securityholders effected changes in the Company's outstanding capital stock and related securities as described below under "The Recapitalization." All information herein gives effect to such recapitalization.

MSGI provides database management services, custom telemarketing/telefundraising services and other direct marketing services to a diverse group of approximately 600 clients located throughout the United States. These services include customer and market data analysis, database creation and analysis, data warehousing, merge/purge, predictive behavioral modeling, list processing, brokerage and management, data enhancement, other direct marketing information services and custom outbound telemarketing/telefundraising services. The Company believes its expertise in applying these direct marketing tools increases the productivity of its clients' marketing expenditures.

The Company's services have enabled it to become a leading provider of direct marketing services to performing arts and cultural institutions in the United States. The Company's clients include Lincoln Center for the Performing Arts, Kennedy Center for the Performing Arts, Carnegie Hall, Boston Symphony, New York University and numerous public broadcasting stations. In addition, the Company renders database management and direct marketing services to such commercial clients as The Shubert Organization, Crain Communications, The CIT Group, Mitsubishi Electronics and UNOCAL. Since January 1996, the Company has begun providing services to new clients including Walt Disney Company, Avery Dennison and Countrywide Insurance. Giving effect to the Company's acquisition of Metro, on a pro forma basis, revenues for the Company's fiscal year ended June 30, 1996 were $24.0 million.

                              Industry Overview

The use of direct marketing by businesses to target and communicate with customers has increased over the last few years due in part to the relative cost efficiency of direct marketing compared to mass marketing methods, as well as the rapid development of more powerful and more cost-effective information technology and data capture capabilities. According to the Direct Marketing Association (the "DMA"), expenditures for direct marketing services in 1995 were approximately $134.0 billion, the largest component of which, $54.1 billion, was attributable to telemarketing. The DMA has estimated that annual telemarketing expenditures may grow to $78.9 billion by the year 2000. According to other industry sources, total expenditures for database management services in the United States, including services used by direct marketing and other industries, were estimated to have been $3.2 billion in 1993 and are projected to grow at a compound annual rate of 29% through 1998.

The direct marketing industry is extremely fragmented. According to industry sources, there are almost 11,000 direct marketing service and database service businesses in the United States. The Company believes that most of such businesses are small, specialized companies which offer limited services and/or limited expertise and industry specialization. However, industry consolidation has increased in the last few years resulting in a greater number of large companies providing services similar to those provided by the Company. The Company believes that much of this consolidation is due to: (i) economies of scale in hardware, software and other marketing resources; (ii) cross-selling services; and (iii) coordinating various components of direct marketing and media programs within a single, reliable environment. The Company believes these trends are likely to continue due, in part, to client demand for more cost-effective service to perform increasingly complex functions.

                                Strategy

MSGI's strategy to enhance its position as a value-added premium provider of database management, custom telemarketing/telefundraising services and other direct marketing services is to:

Increase revenues by expanding the range of direct marketing services offered and by cross-selling;
Deepen market penetration in new industries and market segmets as well as those currently served by the Company;
Develop existing and create new proprietary database software and database management applications;
Increase capacity for telemarketing/telefundraising services and enhance on-site data and calling systems; and Pursue strategic acquisitions, joint ventures and marketing alliances to expand direct marketing services offered and industries served.

         The Company's principal executive offices are located at 400 Corporate Pointe, Suite 780, Culver City, California 90230 and its telephone number is
(310) 342-2800.

                                                   The Offering

Common Stock Offered by the Selling
Stockholders                        6,146,824  shares,  representing  4,886,897
                                    shares owned by SellingStockholders,305,577 shares issuable upon exercise of warrants owned by Selling Stockholders and 954,350 shares issuable upon conversion of convertible notes.

Common Stock Outstanding            11,426,764 shares(1)(2)

Dividend Policy                    The Company intends to retain future
                                   earnings, if any, to finance the growth and development of its business and therefore does not anticipate paying cash dividends on the Common Stock in the foreseeable future. See "No Intention to Pay
                                   Dividends."

The Nasdaq SmallCap MarketSM
Symbol                             MSGI

Risk Factors                       See "Risk  Factors"  beginning on page 7 for
                                   a discussion of certain material factors that
                                   should  be   considered   by   prospective
                                   purchasers of the Common Stock.


(1) Does not include up to 4,529,789 shares of Common Stock issuable upon conversion or exercise of certain securities or other contractual rights, as follows: (i) all other outstanding options, warrants and other contractual rights, which are currently exercisable for an aggregate of 3,463,915 shares of Common Stock; (ii) the promissory notes issued to the former shareholders of Metro (the "Metro Notes") in connection with the Company's acquisition of Metro, which are currently convertible into an aggregate of 185,874 shares of Common Stock; and (iii) 6% convertible notes which are currently convertible into an aggregate of 880,000 shares of Common Stock.

(2) Includes 3,168,857 shares of Common Stock issued in connection with the Recapitalization. See "The Recapitalization."

                                  RISK FACTORS
An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider all of the information in this Prospectus including the following risk factors.

Limited Business History; Absence of Combined Operating History; Lack of Consolidated Profitable Operations

MSGI may be considered to be a new company without an operating history because of: (i) the recent date of the acquisitions of MSGI's operating subsidiaries, Metro and SD&A; (ii) the change in MSGI's management and its board of directors (the "Board of Directors" and each member thereof individually a "Director") arising out of the Company's acquisition of Alliance on April 25, 1995; (iii)
the related sale in March 1995 of the Company's then principal operating business, Sports-Tech International, Inc. ("STI"); and (iv) a further change in executive management in April 1997. Accordingly, there can be no assurance that the Company will be able to successfully manage or integrate Metro and SD&A and their separate operations, employees and management or that the Company's overall operations will be successful. As of June 30, 1996 and March 31, 1997, the Company had an accumulated deficit of $6,125,500 and $16,837,311, respectively. On a consolidated basis, the Company had losses from operations of $0.5 million, $1.3 million and $4.0 million for the years ended June 30, 1996 and 1995 and the nine months ended March 31, 1997, respectively. The Company generated losses due, in part, to costs in fiscal 1995 and 1996 and the first nine months of fiscal 1997 associated with increased legal, accounting and administrative expenses related to identifying, evaluating and negotiating potential acquisitions consistent with the Company's growth strategy and with the obtaining of financing for such acquisitions, some of which acquisitions and financing were never consummated. In addition, in the first quarter of fiscal 1997, the Company incurred a non-recurring, non-cash charge of $1.7 million to compensation expense relating to options granted to two principal executive officers. Such charge was incurred because the exercise price of each such option, which was based upon the market price of the Common Stock on May 30, 1996 (the date which the Company intended as the effective date of the grant) rather than the market price on September 26, 1996 (the actual effective date of the grant), was lower than the market price of the Common Stock on September 26, 1996. In the third quarter of fiscal 1997, the Company expensed restructuring costs of $1.0 million in connection with reducing corporate staffing, closing its corporate office and making two executive management changes, and expensed $1.3 million related to a withdrawn underwritten public offering. Although expenses related to the Company's growth strategy are likely to continue as the Company pursues new acquisitions, the Company believes that by reducing overhead and administrative expenses and by including earnings generated by Metro and increasing earnings generated by SD&A, which reported net income of $0.4 million and $1.2 million, respectively, for the year ended June 30, 1996 (which in the case of Metro is unaudited) net income (loss) of ($0.1) and $0.4, respectively, for the nine months ended March 31, 1997 (which in the case of Metro, the inclusion of three months ended September 30, 1996 is unaudited), the Company has the ability to become profitable. No assurance can be given as to whether or when the Company will be able to attain profitability.

Risks Associated with Acquisition and Growth Strategy

As a key component of its growth strategy, the Company has pursued and intends to continue to pursue acquisitions of companies that provide direct marketing, interactive and other media services. The Company acquired SD&A in April 1995 and Metro in October 1996, for a total of approximately $15.0 million (not including any earn-out or other contingent payments that may be payable after the date of this Prospectus in connection therewith), and seeks to acquire additional companies. Execution of its growth strategy requires the Company's management to, among other things: (i) identify new industries and market segments to which the Company can provide its direct marketing services and in which the Company can successfully compete; (ii) identify acquisition candidates who are willing to be acquired at prices acceptable to the Company; (iii) consummate identified acquisitions; and (iv) obtain financing for future acquisitions. Certain risks are inherent in an acquisition strategy, such as dilution of outstanding equity securities, increased leverage and debt service requirements and the difficulty in combining different company cultures and facilities, any of which could materially adversely affect the Company's operating results or the market price of the Common Stock prevailing from time to time. The success of any completed acquisition will depend in part on the Company's ability to effectively integrate the acquired business, which integration may involve unforeseen difficulties and may require a disproportionate amount of management's attention and the Company's financial and other resources.

The Company is currently considering several acquisitions of companies that have a client base in certain targeted industries and/or a business focus on direct marketing services that complement or expand the Company's current range of direct marketing services in order to enlarge its core competencies, enable it to enter new industries and market segments and increase its potential for cross-selling. No agreement, definitive or otherwise, with respect to any of such potential acquisitions has been reached. From time to time the Company has, and in the future may continue to, enter into negotiations with respect to potential acquisitions for these purposes, some of which have resulted or may result in preliminary agreements. In the course of the Company's negotiations and/or due diligence, these negotiations and/or preliminary agreements may be abandoned or terminated. No assurance can be given that the Company will complete the acquisitions currently under consideration, that additional suitable acquisition candidates will be identified, that such future acquisitions will be financed and made on acceptable terms, or that future acquisitions, if completed, will be successful.

The Company's business has changed significantly since the Company's acquisitions of Alliance and SD&A, which has placed demands on the Company's administrative, operational and financial resources. Any continued growth of the Company's client base and its services could place an additional strain on its capacity, management and operations. The Company's future performance and profitability will depend in part on its ability to successfully implement improved financial and management systems, to add capacity as and when needed and to hire qualified personnel to respond to changes in its business. The failure to implement such systems, add any such capacity or hire such qualified personnel may have a material adverse effect on the Company's business, financial condition and results of operations.

Competition

Many of the Company's services, and service capabilities that the Company may acquire, are sold in highly competitive markets in the United States, including the markets for planning and developing direct marketing strategies and the implementation of various direct marketing programs that include gathering information and tracking and analysis of direct marketing campaigns. In addition, many formats, including television, radio and newspapers, compete for the marketing expenditures of the Company's clients. The Company competes with a number of entities, or divisions of entities, many of which have more extensive financial, technical, marketing and other resources than the Company and may be able to respond more quickly to new or emerging technologies and other competitive pressures. Some of these entities have growth strategies that involve the acquisition of companies which the Company may have identified as acquisition candidates. The Company also competes with in-house telemarketing and direct mail operations of certain of its clients or potential clients.

Rapid Technological Change

The market for the Company's services is characterized by rapidly changing technology and frequent new and enhanced services. The Company believes that its future success will be highly dependent upon its ability to enhance existing services and to develop and introduce new services to respond to changing client needs. There can be no assurance that the Company can successfully identify, develop and bring new and enhanced services to market in a timely manner, that such services will be commercially successful or that services or technologies developed by others will not render the Company's services non-competitive.

Limited Proprietary Protection

The Company holds no registered patents, trademarks or copyrights. The Company depends in part upon its know-how and proprietary applications of computer programs and database information systems to differentiate its services from those of its competitors. The Company also relies on a combination of contract rights (including non-competition agreements with key employees) and trade secret laws to protect its know-how. There can be no assurance, however, that competitors will not obtain unauthorized access to the Company's know-how or that the Company's contractual or legal remedies will be sufficient to protect the Company's interests.

Risk of Equipment Failure

SD&A maintains a telemarketing calling center in Berkeley, California which contributed 17% and 20% of the Company's telemarketing and telefundraising revenues in fiscal 1996 and the first nine months of fiscal 1997, respectively. Although SD&A maintains business interruption insurance and has not had a major failure of equipment at its Berkeley calling center, the risk of such failure does exist and, if the Company's back-up procedures prove inadequate, such failure could have a material adverse effect on the Company's business. Similarly, Metro maintains extensive computer processing equipment at its facilities in New York City, which equipment represents the substantial majority of its data services capability. Although back-up client files and databases are maintained off-site and Metro maintains business interruption insurance and has not had a major failure of its equipment, the risk of such failure does exist and, if Metro's back-up systems and databases prove inadequate, such failure could have a material adverse effect on the Company's business.

Cyclicality

The direct marketing services industry relies upon marketing expenditures by clients. Such expenditures are dependent upon the level of economic activity, in general, and the specific industry of the client in respect of cyclical effects that may bear upon that industry. Various segments of the direct marketing industry, such as business to business or business to consumer activity, may be affected by business cycle conditions. Insofar as marketing budgets are related to availability of funds and general economic conditions, product manufacturers or service providers may choose to reduce expenditures for direct marketing services.

Reliance upon Subsidiaries

The parent company's assets consist primarily of the stock of its subsidiaries. Accordingly, the Company's ability to meet its cash obligations is partially dependent upon the ability of its subsidiaries to make cash distributions to the Company. No assurance can be given that any or all of its subsidiaries will be able to make such cash distributions, or, if made, that such distributions will be adequate to meet the Company's financial obligations. Accordingly the Company may be dependent upon external financing to continue its business plan.

Dependence on Labor Force

As is common in the telemarketing industry, the Company's telemarketing/telefundraising services are labor-intensive and historically have been characterized by a high level of personnel turnover. Unskilled and semi-skilled employees typically work part-time and receive relatively modest hourly wages; skilled employees commonly work full-time and command higher wages. Increases in the turnover rate would result in higher recruiting and training costs. If the Company were unable to recruit and retain a sufficient number of employees, it would be forced to limit its growth or possibly modify its operations. The Company may not be able to continue to hire and retain a sufficient number of qualified personnel, which would have a material adverse effect on the Company's business, financial condition and results of operations.

Dependence upon Key Personnel

The Company's decentralized management philosophy delegates day-to-day operating decisions to the subsidiary managers. As a result, the Company is highly dependent upon the effectiveness of a small group of people at the subsidiary level and a small group of people at the corporate level. The loss of any key person could have a significant bearing upon the Company's profitability, its ability to consummate future acquisitions and its ability to finance, manage or develop marketing programs. The Company's operational success is contingent upon its ability to retain and expand its staff of qualified personnel on a timely basis. There can be no assurance that adequate replacements could be found if the Company were to lose the services of any key employees. The Company is also dependent upon the specialized skills of certain other personnel and may need to hire additional skilled personnel if it experiences growth in its business. Competition for such personnel is intense and the inability to attract or maintain qualified employees could materially and adversely affect the Company's business, financial condition and results of operations.

The Company does not maintain key person life insurance.

Possible Decline in Effectiveness of Telemarketing

Although the telemarketing industry has grown significantly in the last five years, advances in new forms of direct marketing, such as the development of interactive commerce through television, computer networks, interactive media (including the Internet) and other media, could have an adverse effect on the demand for telemarketing as a form of direct marketing. As the industry continues to grow, telemarketing's effectiveness as a direct marketing tool may also decrease as a result of consumer saturation and consumer resistance to telemarketing generally. Although the Company attempts to monitor industry trends and to respond accordingly, the Company may not be able to anticipate and successfully respond to such trends in a timely manner.

Dependence on Telephone and Postal Service

Certain aspects of the direct marketing services industry depend upon services provided by various local and long distance telephone companies and the United States Postal Service ("USPS"). Possible future modifications by the USPS of its rate structure or increases in the rates currently paid by the Company for local and long distance telephone service could have an adverse effect on the Company's operating expenses which, in turn, may materially adversely affect its operating results, to the extent that the Company is unable to pass any such increase through to its clients. Any significant interruption or capacity limitation in any such services could also have an adverse effect on the Company's business, financial condition and results of operations.

Amortization of Intangible Assets

Approximately $15.6 million, or 72%, of the Company's total assets as of March 31, 1997 consisted of goodwill and other intangible assets arising from the Company's acquisitions of Metro and SD&A. Such goodwill and other intangible assets represent the difference between the aggregate purchase price for the assets acquired and the amount of such purchase price allocated to the tangible assets so acquired. The goodwill is amortized over a 40 year period and the other intangible assets are amortized over a three- or five-year period, depending on the intangible asset, with the amounts amortized in a particular period constituting non-cash expenses that would decrease the Company's net income (or increase its net loss) in that period. The reduction in net income (or increase in net loss) resulting from the amortization of goodwill as a result of past or possible future acquisitions may have an adverse impact upon the market price of the Common Stock prevailing from time to time.

Fluctuations in Quarterly Operating Results

The Company's revenues and operating results are subject to significant fluctuation between fiscal quarters. A significant portion of the Company's quarterly revenues is derived from new projects and contracts for direct marketing  services,  the  timing of which is  subject  to a variety  of factors outside the Company's control, such as client marketing budgets and modifications in client strategies. In part due to certain seasonal marketing patterns and subscriptions, the Company generated net losses during the second and third quarters of fiscal 1996 and the first three quarters of fiscal 1997. Metro (which was not acquired until October 1996) generated net losses during its fiscal equivalent of the Company's third quarter of fiscal 1996. The Company cannot predict the degree to which, on a consolidated basis, these trends will continue. Additionally, the Company periodically incurs cost increases due to both hiring and training of new employees and computer capacity upgrades in anticipation of future growth. In addition, the size, timing and integration of possible future acquisitions may cause substantial fluctuations in operating results from quarter to quarter. As a result, operating results for any fiscal quarter may not be indicative of the results that may be achieved for any subsequent fiscal quarter or for a full fiscal year. These fluctuations could adversely affect the market price of the Common Stock.

Offering Cost Charge, Executive Management Changes and Need for Financing

On October 17, 1996, the Company filed a Form SB-2 registration statement (the "Registration Statement") with the Securities and Exchange Commission relating to an underwritten public offering (the "Offering"). On February 11, 1997, the Company withdrew its Registration Statement on Form SB-2. At that time, the Company had intended to refile the Registration Statement and had deferred the costs of the Offering. In March, 1997 the Company decided not to refile the Registration Statement. In connection with this decision, in the quarter ended March 31, 1997, the Company recognized Offering costs of $1.3 million, of which approximately $300,000 are unpaid and subject to deferred payment. In addition, in conjunction with corporate restructuring, the Company entered into settlement agreements with the former CEO and COO of the Company, of which approximately $500,000 remains payable under deferred payment agreements through October, 1998. The Company has obtained capital through privately negotiated convertible debt financing and inducements for the early exercise of warrants and believes that amounts raised to-date, combined with the ability to use Metro's credit line and/or dividend its earnings, will be sufficient to pay these costs, fund capital expenditures and retire portions of the debt incurred on the acquisition of Metro and the payment of the convertible debt, if required. In addition, the Company is continuing to pursue additional capital through privately negotiated equity financing. There can be no assurance that adequate funding will be available or, if available, on terms acceptable to the Company.

Possible Need for Additional Financing

In addition to the management challenges presented by the continued implementation of the Company's growth strategy, future growth may require significant capital for capital expenditures and acquisitions. The Company's acquisition of SD&A was financed with seller financing and the Company's acquisition of Metro was financed with both seller financing and equity. No assurance can be given that the Company will be able to finance possible future acquisitions on those or any other terms. Although the Company estimates that cash generated from operations will be sufficient to finance its current operations through fiscal 1998, there can be no assurance that the Company will not require additional capital at an earlier date, especially in light of the Company's acquisition program. The Company may, from time to time, seek additional funding through public or private financing, including debt or equity financing. There can be no assurance that adequate funding will be available as needed or, if available, on terms acceptable to the Company. If additional funds are raised by issuing equity securities, existing stockholders may experience dilution. Insufficient funds may require the Company to scale back or eliminate possible future acquisitions. The Company is currently seeking capital to finance capital expenditures for additional data processing and telemarketing capacity.

Lack of Long-Term Contracts

The Company's contracts or other arrangements with its clients are generally entered into on a project by project basis. Moreover, if the Company were to lose a long-standing client, replacing such client with a comparable client may require significant lead time. In addition, new client programs often begin with a pilot project that is smaller in scale and more limited in scope and has a smaller marketing budget than projects conducted with long-standing clients. Although the Company believes that historically SD&A and Metro have achieved satisfactory levels of client retention, no assurance can be given that the Company will be able to do so in the future.

Possible Limitation on Ability to do Business with Certain Potential Clients

The Company may determine from time to time in the exercise of its business judgment that it is not prudent to pursue business opportunities with or accept business from competitors of existing or potential clients or from groups which may have interests adverse to interests of the Company's clients. Although to date such considerations have not significantly impaired the Company's ability to do business with new clients, no assurance can be given that these considerations will not increase in the future and reduce opportunities that would otherwise be available to the Company.

Shares Eligible for Future Sale

Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock prevailing from time to time. The Company has 11,426,764 shares of Common Stock outstanding. Up to an additional 4,529,789 shares of Common Stock are issuable upon the conversion or exercise of outstanding securities or other contractual rights, the majority of which are currently exercisable or convertible.

Of the Common Stock outstanding prior to this Prospectus, approximately 2,000,000 shares were freely tradable without restriction under the Securities Act or are eligible for sale in the public market without regard to the availability of current public information, volume limitations, manner of sale restrictions or notice requirement under Rule 144(k) ("Freely Tradable Shares"), except for any such shares held by or purchased from persons deemed to be "affiliates" of the Company which are subject to certain resale limitations pursuant to Rule 144 under the Securities Act. As of the date of this Prospectus, the remaining shares of Common Stock outstanding are either registered herein or are eligible for sale pursuant to Rule 144 under the Securities Act.

No prediction can be made as to the effect, if any, that future sales of additional shares of Common Stock or the availability of such shares for sale, either pursuant to exercised registration rights or under Rule 144, will have on the market price of the Common Stock prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect the market price of the Common Stock prevailing from time to time and could impair the ability of the Company to raise capital through the sale of its equity securities.

Market for Common Stock;  Possible Volatility of Stock Price

Although the Common Stock is quoted on The Nasdaq Stock MarketSM, at times the Common Stock has been and may be thinly traded. Such quotation does not provide any assurance that an active public market for the Common Stock will develop or be sustained. If an active public market does not develop or is not sustained, the market price and liquidity of the Common Stock may be adversely affected. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations as well as general economic and market conditions may adversely affect the market price of the Common Stock prevailing from time to time.

Government Regulation and Privacy Issues

The telemarketing industry has become subject to an increasing amount of federal and state regulation during the past five years. The federal Telephone Consumer Protection Act of 1991 (the "TCPA") limits the hours during which telemarketers may call consumers and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. The federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the "TCFAPA") broadly authorizes the Federal Trade Commission (the "FTC") to issue regulations prohibiting misrepresentations in telemarketing sales. The FTC's new telemarketing sales rules prohibit misrepresentations of the cost, terms, restrictions, performance or duration of products or services offered by telephone solicitation, prohibit a telemarketer from calling a consumer when that consumer has instructed the telemarketer not to contact him or her, prohibit a telemarketer from calling prior to 8:00 a.m. or after 9:00 p.m. and specifically address other perceived telemarketing abuses in the offering of prizes and the sale of business opportunities or investments. Violation of these rules may result in injunctive relief, monetary penalties or disgorgement of profits and can give rise to private actions for damages. While the FTC's new rules have not caused the Company to alter its operating procedures, additional federal or state consumer-oriented legislation could limit the telemarketing activities of the Company or its clients or significantly increase the Company's costs of regulatory compliance.

Several of the industries which the Company intends to serve, including the financial services and healthcare industries, are subject to varying degrees of government regulation. Although compliance with these regulations is generally the responsibility of the Company's clients, the Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations.

In addition, the growth of information and communications technology has produced a proliferation of information of various types and has raised many new issues concerning the privacy of such information. Congress and various state legislatures have considered legislation which would restrict access to, and the use of, credit and other personal information for direct marketing purposes. The direct marketing services industry, including the Company, could be negatively impacted in the event any of these or similar types of legislation are enacted.

No Intention to Pay Dividends

The Company does not intend to pay any cash dividends on its Common Stock for the foreseeable future. The Company has not paid cash dividends on any of its capital stock in at least the last six years. It is anticipated that future earnings, if any, will be used to finance future growth of the Company. In addition, there can be no assurance that operations will generate sufficient revenues to enable the Company to declare or pay dividends.

Certain Anti-Takeover Provisions

The Amended and Restated Articles of Incorporation of the Company, as amended (the "Restated Articles"), the by-laws of the Company, as amended (the "By-Laws"), and certain employment agreements between the Company and certain executives may have the effect of hindering, delaying or deterring a third party acquisition of the Company which may, in turn, adversely affect the market price of the Common Stock. Pursuant to the terms of the Restated Articles, certain business combinations and reclassifications involving the Company require the approval of the holders of 75% of the outstanding Common Stock and the holders of a majority of the outstanding Common Stock not held by the potential acquiror. In addition, the Restated Articles establish a classified Board of Directors and provide that Directors may only be removed upon the affirmative vote of 75% of the outstanding Common Stock. Furthermore, upon a change in control of the Company, each of the Company's Chief Executive Officer and President has the right to terminate his respective employment contract, whereupon he becomes entitled to severance payments equal to two years salary.

The Company has unissued preferred stock, which could be issued to a third party selected by current management, or used as the basis for a stockholders' rights plan, which could have the effect of deterring a potential acquiror. Pursuant to the Restated Articles, shares of the Company's preferred stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences (including the right to vote and the right to convert into Common Stock) as the Board of Directors may determine. Furthermore, certain provisions of the By-Laws may have the effect of limiting or delaying a change in control of the Company.

The effect of such provisions, together with certain provisions of Nevada law limiting the voting rights of an acquiror of a controlling interest in a Nevada corporation (such as the Company), as well as restrictions on certain business combinations (including certain mergers and exchanges), may be to reduce the probability of, or the premiums that stockholders would receive in connection with, an acquisition of the Company.

Risk of Dilution

Up to 4,529,789 shares of Common Stock are issuable upon conversion or exercise of certain securities of or other contractual rights granted by the Company, as described in footnote (1) to "Prospectus Summary -- The Offering." No assurance can be given that these options, warrants or contractual rights will or will not be exercised in whole or in part or at all. However, if all of such options, warrants and other contractual rights having exercise prices at or below the current market price per share were exercised, purchasers of Common Stock would experience immediate substantial dilution in percentage voting power, pro forma net tangible book value, and earnings (loss), in each case per share of Common Stock offered hereby.

The Company's acquisitions of SD&A and Metro involved, and possible future acquisitions may involve, the issuance of additional Common Stock and/or payments based on earnings formulas which could require the issuance of additional Common Stock. Moreover, certain employees and Directors of the Company have received, and may receive, options to purchase Common Stock at the discretion of the Board of Directors. No assurance can be given that any future share issuances will be at a valuation that would avoid potential dilution to existing stockholders.

Special Note Regarding Forward-Looking Statements

Certain Statements in the Prospectus Summary and under the caption "Risk Factors" and elsewhere in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following general economic and business conditions: industry capacity; direct marketing and other industry trends; demographic changes; competition; the loss of any significant customers; changes in business strategy or development plans; availability and successful integration of acquisition candidates; availability, terms and deployment of capital; advances in technology; quality of management; business abilities and judgment of personnel; availability of qualified personnel; changes in, or the failure to comply with, government regulations; computer, telephone and postal costs; and other factors discussed in this Prospectus.


                               USE OF PROCEEDS
The Company will not receive any of the proceeds of the sale of the shares offered hereby. The Company may receive approximately $4.6 million from the exercise of certain warrants, or conversion of certain convertible notes, to acquire Shares of Common Stock (the "Convertible Securities"), assuming the exercise of all such Convertible Securities, of which there can be no assurance. All such proceeds will be used for working capital purposes. The Company issued the Shares and the Convertible Securities in connection with the acquisitions of SD&A and Metro, various financing efforts, employee compensation and in settlement of liabilities to various creditors.


                            SELLING STOCKHOLDERS
The following table sets forth certain information with respect to the Common Stock beneficially owned by each Selling Stockholder as of June 30, 1997, and also the amount offered hereunder. Because the Selling Stockholders may offer some or all of the securities in an offering which is not underwritten on a firm commitment basis, no estimate can be given as to the amount of securities that will be held by the Selling Stockholders after completion of the sale of the securities offered hereby. See "Plan of Distribution". To the extent required, the specific securities to be sold, the names of Selling Stockholders effecting such sale, the names of any agent, dealer or underwriter participating in such sale, and any applicable commission or discount with respect to the sale will be set forth in a supplement to this Prospectus. Except as otherwise indicated by footnotes below, none of the Selling Stockholders has had any position, office or other material relationship with the Company in the past three years, other than as a result of the ownership of shares of Common Stock of the Company. The securities offered by means of this Prospectus may be offered from time to time by the Selling Stockholders named below:

                                                                 Common Stock
                                                              Beneficially Owned                     Shares
                                                             Prior to the Offering                    Being
Name of Selling Stockholder (1)                           Number              Percent                Offered
-------------------------------------------------         ---------------------------                -------
Ace Foundation (2)................................         100,000              *                    100,000
John Adams........................................          36,968              *                     36,968
Lane Adams SEP/IRA Pension Plan...................           1,597              *                      1,597
Lane Adams Money Purchase Pension Plan............           1,261              *                      1,261
Seth Antine.......................................         365,261              3.2                  200,000
Bais Kaila Torah Preparatory H S for Girls........          22,829              *                     12,500
Kenneth Berg......................................          36,968              *                     36,968
Birdsall Corp. NV.................................          45,658              *                     25,000
Ezra Birnbaum (3).................................          14,566              *                     14,566
Judith K. Bloome Family Trust.....................           4,621              *                      4,621
BMG of Israel (2).................................          20,000              *                     20,000
Naomi Bodner (4)..................................       2,040,893             17.9                1,000,000
Robert M. Budlow (5)..............................         599,962              5.2                  599,962
Irena Burenko.....................................             500              *                        500
Cameron Capital (6)...............................         125,000              1.1                  125,000
Camhy Karlinsky & Stein LLP (7)...................           6,250              *                      6,250
Marguerite E. Cascio (8)..........................          10,492              *                      9,242
William E. Chaikin................................           2,084              *                      2,084
William E. Chaikin & Anita Gene Chaikin -
    Chaikin Family Trust..........................           3,408              *                      3,408
Coffin*KCSA (9)...................................          15,000              *                     12,500
Robert Cohen (2)..................................          10,000              *                     10,000
Congregation Ahavas Tzdokah Vechesed Inc..........          68,487              *                     37,500
H. William Coogan.................................          15,519              *                     15,519
Stephen A. Cooper and Randy E. Cooper, Jt. Ten....           9,242              *                      9,242
Anne Corrigan (10)................................          20,917              *                      2,917
Cruttenden Roth Incorporated (11).................         100,000              *                    100,000
Dalton Trading S.A. (2)...........................         182,000              1.6                  182,000
Robert Dessler (2)................................          40,000              *                     40,000
Stephen Dunn (12).................................         271,394              2.4                  269,894
Jeff Eisenberg (2)................................         100,000              *                    100,000
Abraham S. Elias (2)..............................          24,000              *                     24,000
Israel A. Englander - IRA.........................         182,631              1.6                  182,631
Bryan I. Finkel...................................          18,264              *                     10,000
Sheldon Finkel....................................           6,722              *                      6,722
Seth Fireman......................................          91,316              *                     50,000
Lawrence Fish (13)................................          12,500              *                     12,500
Arnold Fishman....................................           9,242              *                      9,242
Arnold Fishman as Trustee for Jesse Fishman.......           4,621              *                      4,621
Rita Folger.......................................          45,658              *                     25,000
Friends of Kiryat Meor Chaim, Inc.................          45,658              *                     25,000
Mr. Fructhandler (Chesed Avraham) (2).............          40,000              *                     40,000
Juliet Gal........................................           9,242              *                      9,242
Maxine Ganer......................................           9,242              *                      9,242
Marshall Geller (7)...............................          53,125              *                     53,125
Martin Gilman.....................................           9,242              *                      9,242
Glenn Golenberg (7)...............................         109,375              *                     34,375
Roger Grant (14)..................................          38,878              *                      8,878
Irwin L. Gross....................................         273,946              2.4                  273,946
Barbara M. Henagan................................           9,242              *                      9,242
Laura Huberfeld (4)...............................       2,040,893             17.9                1,000,000
Seymour Huberfeld.................................          45,658              *                     25,000
Richard Humbert...................................           2,324              *                      2,324
The Jerusalem Fund (2)............................          20,000              *                     20,000
Harold Jordan.....................................          18,484              *                     18,484
Eliot R.J. Kalter (15)............................           6,403              *                      1,856
Harry Karten......................................          18,484              *                     18,484
Keren MYCB Elias Foundation.......................          45,658              *                     25,000
Ruth Kerin........................................           4,621              *                      4,621
Joseph & Augustus LaRocca.........................          35,000              *                     35,000
Laura Huberfeld & Naomi Bodner Jt. Ten. (4).......       2,040,893             17.9                  117,500
The Lederer Family Trust (8)......................          10,492              *                      9,242
Chanie Lerner.....................................          45,658              *                     39,258
Thierry Liverman..................................           4,621              *                      4,621
Jonathan Mayer....................................          13,698              *                      7,500
Stacy and Andrew Messina..........................           8,125              *                      8,125
Millenco LP (2)...................................         100,000              *                    100,000
Millennium Capital Corp. (16).....................          19,000              *                      9,625
Gloria Lee Morgan.................................           9,242              *                      9,242
Moshe Mueller.....................................          54,790              *                     30,000
Namax.............................................          45,658              *                     45,658
The Nais Corp.....................................          45,658              *                     25,000
Louis Napoliello (17).............................           7,500              *                      7,500
Charles Nebenzahl.................................          45,658              *                     25,000
Jules Nordlicht (2)...............................         100,000              *                    100,000
Ohr Somayach Tannbaum Educational Center..........          45,658              *                     25,000
Kimberly Peters...................................          13,250              *                     13,250
Stacy Peters......................................           5,125              *                      5,125
Lee M. Polster (8)................................          10,492              *                      9,242
Prinn Family Trust, c/o Brian Prinn, Trustee......           9,242              *                      9,242
Philip Puschel....................................           4,621              *                      4,621
Release Me, Inc...................................           6,250              *                      6,250
Ronald M. Resch (8)...............................          10,492              *                      9,242
Stephanie Ruben (2)...............................          10,000              *                     10,000
Fred Rudy.........................................          45,658              *                     25,000
Malca Sand........................................          45,658              *                     25,000
Janet Sautkulis (18)..............................         199,988              1.7                  199,988
Drew Savage.......................................           6,250              *                      6,250
Richard Savage, Money Purchase Pension Plan.......           2,542              *                      2,542
Richard Savage and Lane Adams, J.T................           9,242              *                      9,242
Richard Savage, SEP/IRA Pension Plan..............           3,844              *                      3,844
Thomas Scheir & Laurene S. Moise Jt. Ten. (19)....          60,875              *                      8,000
Joshua Schwartz...................................           4,566              *                      2,500
Shekel Hakodesh (20)..............................          58,790              *                     34,000
Richard Stadtmauer................................          45,658              *                     25,000
The P.L. Thomas Group.............................          10,000              *                     10,000
Value Investing Partners, Inc. (21)...............          32,750              *                     10,250
Viva Corp. (2)....................................         100,000              *                    100,000
Elizabeth Wainwright (22).........................           5,000              *                      1,000
Claudia Kaufmann Walters..........................           9,242              *                      9,242
Robert Weekley....................................           9,242              *                      9,242
Gregory Welter (23)...............................          10,634              *                      1,392
Whale Securities Co., L.P. (24)...................          19,300              *                     19,300
Nancy Whitten (25)................................             291              *                        291
Wolowitz Pension Fund (2).........................          20,000              *                     20,000
Gerald Yellin.....................................          17,500              *                     17,500
Yeshiva of Telshe Alumni..........................          45,658              *                     25,000
Zapco Holdings, Inc...............................           9,242              *                      9,242
Zapco Holdings, Inc. Deferred Compensation Plan Trust        9,242              *                      9,242
Mark Zborowski (26)...............................           1,238              *                      1,238
Seymour Zises (11)................................           5,000              *                      5,000
                                                                                                ------------
                                                                                                   6,146,824
                                                                                                ============

*  Less than 1%.

(1) Unless otherwise indicated in these footnotes, each stockholder has sole voting and investment power with respect to the shares beneficially owned and all addresses are in care of the Company. All share amounts reflect beneficial ownership determined pursuant to Rule 13d-3 under the Exchange Act. All information with respect to beneficial ownership has been furnished by the respective stockholder.

(2) All of the common stock beneficially owned by this selling stockholder is issuable upon the conversion of a convertible promissory note.

(3) Includes 10,000 beneficially owned shares of Common Stock issuable upon the conversion of a convertible promissory note.

(4) 214,591 of this stockholder's total number of beneficially owned shares of Common Stock are beneficially owned by the Laura Huberfeld/Naomi Bodner Partnership (the "Bodner/Huberfeld Partnership"). Each of Naomi Bodner and Laura Huberfeld disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other and the shares of Common Stock beneficially owned by the Bodner/Huberfeld Partnership. The address for this 5% Stockholder is c/o Broad Capital Associates, Inc., 152 West 57th Street, 54th Floor, New York, New York 10019.

(5) Includes 55,762 beneficially owned shares of Common Stock issuable upon the conversion of a convertible promissory note of the Company in the aggregate face amount of $300,000 issued to Mr. Budlow in connection with the Company's acquisition of Metro. Mr. Budlow's address is c/o Metro Services Group, Inc., 333 Seventh Avenue, New York, New York 10001.

(6) Includes 125,000 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable warrants.

(7) Includes 6,250 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable warrants.

(8) Includes 1,250 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable warrants.

(9) Includes 12,500 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable warrants and the right to acquire 2,500 shares in settlement of a liability.

(10) Includes 18,000 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable options.

(11) Includes 100,000 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable warrants.

(12) Includes 5,000 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable warrants.

(13) Includes 12,500 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable warrants.

(14) Includes 30,000 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable options.

(15) Includes 1,856 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable warrants.

(16) Includes 9,625 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable warrants.

(17) Includes 2,500 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable warrants.

(18) Includes 18,588 beneficially owned shares of Common Stock issuable upon the conversion of a convertible promissory note of the Company in the aggregate face amount of $100,000 issued to Ms. Sautkulis in connection with the Company's acquisition of Metro.

(19) Includes 52,500 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable options.

(20) Includes 4,000 beneficially owned shares of Common Stock issuable upon conversion of a convertible promissory note.

(21) Includes 15,000 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable warrants and the right to acquire 7,500 shares in settlement of a liability.

(22) Includes 4,000 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable options.

(23) Includes 1,392 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable warrants.

(24) Includes 9,925 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable warrants.
(25) Includes 291 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable warrants.

(26) Includes 1,238 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable warrants.



                             THE RECAPITALIZATION

On December 23, 1996, the Company and certain of its securityholders effected changes in the Company's outstanding capital stock and related securities whereby: (i) all 6,200 outstanding shares of the Series B Preferred Stock were converted in accordance with their terms and without the payment of additional consideration into 2,480,000 shares of Common Stock; (ii) all 2,000 outstanding shares of the Series C Preferred Stock were repurchased by the Company for $1.0 million aggregate principal amount of promissory notes; (iii) warrants issued to the holders of the Series C Preferred Stock, which were exercisable for 3,000,000 shares of Common Stock, were exchanged for an aggregate of 600,000 shares of Common Stock; (iv) all accrued interest on the Series B Preferred Stock and the Series C Preferred Stock ($145,753 in the aggregate at December 23, 1996) was converted into 88,857 shares of Common Stock; and (v) agreements to issue warrants exercisable for an aggregate of up to 1,038,503 shares of Common Stock, which the Company entered into with certain of its securityholders in consideration for such securityholders' agreement to certain lockup arrangements, were rescinded. See "Certain Transactions." Upon conversion of the Series B Preferred Stock and accumulated interest thereon into Common Stock on December 23, 1996, the Company incurred a non-cash, non-recurring dividend for the difference between the conversion price and the market price of the Common Stock totaling $8.5 million. Upon repurchase of the Series C Preferred Stock, the Company recognized a non-recurring dividend of $573,000 for the difference between the purchase price and the recorded carrying value of the stock. The dividends did not impact net income (loss), but impacted net income (loss) attributable to common stockholders in the calculation of earnings per share in the quarter ended December 31, 1996.


                              PLAN OF DISTRIBUTION

The securities offered hereby may, upon compliance with applicable "Blue Sky" law, be sold from time to time to purchasers directly by the Selling Stockholder or by pledgees, donees, transferees or other successors in interest, or in negotiated transactions and in the over-the-counter market on NASDAQ. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged with attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions in which the broker solicits purchasers. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

Alternatively, the Selling Stockholder may from time to time offer the securities offered hereby through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder and/or the purchasers of securities for whom they may act as agents. To the extent that any of the Shares are sold by a pledgee, donee, transferee or other successor in interest, such person may use this Prospectus to sell such shares.

The Selling Stockholder and any underwriters, dealers or agents that participate in the distribution of securities offered hereby may be deemed to be underwriters, and any profit on the sale of such securities by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular underwritten offer of securities is made, to the extent required, a supplement to this Prospectus will be distributed which will set forth the aggregate amount of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, and discounts, commissions and other items constituting compensation from the Selling Stockholder and any discounts, commissions or concessions allowed or re-allowed or paid to dealers.

Each Selling Shareholder may be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the securities by the Selling Shareholders.

There is no assurance that any of the Selling Shareholders will sell any of the Shares.

The securities offered hereby may be sold from time to time in one or more transactions at a fixed offering price, which may be changed or at varying prices determined at the time of sale or at negotiated prices.

The Selling Stockholder will pay the commissions and discounts of underwriters, dealers or agents, if any, incurred in connection with the sale of the Shares. The Company will pay all expenses incident to the offering and sale of the Shares by the Selling Stockholder.


                         DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of the Company's capital stock which are contained in the Restated Articles and the By-Laws, which are filed as exhibits to the Registration Statement of which this Prospectus is a part. Reference is made to such exhibits for a more complete description of the Company's capital stock.

Common Stock

   General
         The Company is authorized to issue 36,250,000 shares of Common Stock in accordance with an amendment to its Restated Articles approved by the Company's Board of Directors and stockholders effective August 1996. The shares of Common Stock being sold by the Selling Stockholders are, and the shares issuable upon conversion of convertible debt and exercise of warrants, upon full payment will be, legally issued, fully paid and nonassessable.

   Quorum and Voting Rights

         Each share of Common Stock is entitled to one vote on all matters as to which the holders of Common Stock are entitled to vote. The affirmative vote of a majority of the stock having voting power present or represented by a proxy at a meeting at which a quorum is present is required as to any matter which requires the approval of the holders of Common Stock, other than (i) the approval of certain business combinations and reclassifications. (ii) the amendment of certain provisions of the Restated Articles, and (iii) the amendment of certain provisions of the By-Laws, which require the approval of 75% of the outstanding shares of stock entitled to vote for the election of Directors. In the case of certain Business Combinations and Reclassifications, the approval of a majority of the outstanding shares of stock entitled to vote for the election of Directors other than those beneficially owned by the other party to the Business Combination is required.

         At any meeting of the stockholders of the Company at which the holders of Common Stock are entitled to vote, the presence, in person or by proxy, of a majority of the stock issued and outstanding, and entitled to vote thereat, constitutes a quorum. No action may be taken at any meeting, other than to adjourn such meeting, unless a quorum of each class entitled to vote is present.

   Dividends

         The Board of Directors may cause dividends to be paid to the holders of Common Stock from time to time out of funds legally available therefor. When and as dividends are declared, they may be payable in cash, in property or in shares of Common Stock. See "Risk Factors -- No Intention to Pay Dividends."

   Registration Rights

         The Company has granted to certain of its securityholders rights to have certain shares of Common Stock held by or issuable to such persons registered for resale under the Securities Act.

Preferred Stock

   General

         The Company has authorized 50,000 shares of Convertible Preferred Stock, which the Company has issued from time to time in the form of designated series as set forth below.

   Series A Preferred Stock

         In May 1996, the Company issued 10,000 shares of Series A Convertible Preferred Stock. Subsequently, in June 1996 these shares were repurchased and canceled as a condition precedent to the purchase of the Series B Preferred Stock and the Series C Preferred Stock by the holders thereof, and are currently held by the Company as authorized but unissued shares.

   Series B Preferred Stock

         In June 1996, the Company issued 6,200 shares of Series B Preferred Stock. The Company also issued warrants (the "Series B Warrants") to the holders of Series B Preferred Stock exercisable for 3,100,000 shares of Common Stock at an exercise price of $2.50 per share for three years. In December 1996, all of the outstanding shares of Series B Preferred Stock were converted into 2,480,000 shares of Common Stock, in accordance with the terms thereof, as part of the Recapitalization. See "The Recapitalization." In March, 1997, in an induced conversion to raise capital, the Series B Warrants were exercised in full and the Company recognized an expense of $5 million to reflect the market value of the discounts. In addition, pursuant to an agreement dated June 7, 1996 with the holders of the Series B Preferred Stock and the Series B Warrants, the Company agreed to file, on or before October 5, 1996 (120 days after the date of such agreement), a registration statement on Form S-3 or Form S-1 for the public resale by the holders of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock or upon exercise of the Series B Warrants. The holders of the shares of Common Stock into which the Series B Preferred Stock was converted and Series B Warrants were exercised continue to have these registration rights with respect to the shares of Common Stock issued upon conversion of the Series B Stock and the shares issued upon the exercise of the Series B Warrants; however, the requirement to have the registration statement relating thereto filed by October 5, 1996 has been waived by the holders of the Series B Warrants.

   Series C Preferred Stock

         In September 1996, the Company issued, retroactive to June 1996, 2,000 shares of Series C Preferred Stock. The Company also issued warrants (the "Series C Warrants") to the holders of the Series C Preferred Stock exercisable for 3,000,000 shares of Common Stock at an exercise price of $3.00 per share for three years. In December 1996, all of the outstanding shares of Series C Preferred Stock were repurchased for promissory notes in an aggregate principal amount of $1.0 million, and the Series C Warrants were exchanged for 600,000 shares of Common Stock, in each case as part of the Recapitalization. See "The Recapitalization." In addition, pursuant to an agreement dated September 10, 1996, but effective as of June 7, 1996, with the holders of the Series C Preferred Stock and the Series C Warrants, the Company agreed to file, on or before October 7, 1996, a registration statement on Form S-3 or Form S-1 for the public resale by the holders of the shares of Common Stock issuable upon conversion of the Series C Preferred Stock or upon exercise of the Series C Warrants. The holders of the shares of Common Stock into which the Series C Warrants were exchanged continue to have these registration rights with respect to the shares of Common Stock issued upon exchange of the Series C Warrants; however, the requirement to have the registration statement relating thereto filed by October 7, 1996 has been waived by the holders of the Series C Warrants.

Other Options and Warrants

         In addition to the Series B Warrants and the Series C Warrants described above, the Company, on various dates ranging from April 21, 1995 to June 5, 1997, issued to several persons 430,577 warrants (the "Warrants") that are outstanding and fully vested as of the date of this Prospectus. Each Warrant entitles the holder to one share of Common Stock at exercise prices ranging from $2.50 to $8.00 per share. The Warrants expire on dates ranging from April 21, 1998 to February 26, 2001. The Company granted to the holders of 305,577 of the Warrants piggyback registration rights.

         The Company has also granted to Mr. C. Anthony Wainwright, a Director of the Company, by the terms of his consulting agreement with the Company, the right to purchase from the Company, for $2,500, warrants exercisable for 50,000 shares of Common Stock at an exercise price of $4.00 per share for the first 25,000 shares, $4.50 per share for the next 15,000 shares and $5.00 per share for the remaining 10,000 shares. These warrants, if purchased, will be exercisable at the time of purchase and will expire on June 3, 2000.

         In connection with the Company's acquisition of HSGR, in June 1993, the Company issued options to the former owners of HSGR. These options are currently exercisable for 2,250 shares of Common Stock in the aggregate at an exercise price of $16.00 per share. The options expire in June 1998.

Limitation of Directors Liability; Indemnification

         The Restated Articles provide that Directors and officers of the Company shall not be personally liable to the Company or its stockholders for damages for breach of fiduciary duty as a Director or officer, except for (i) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law or (ii) the payment of dividends in violation of the provisions of Chapter 78 of the NRS. The Restated Articles further provide that, if the NRS is amended to authorize corporate action further eliminating or limiting the personal liability of Directors and officers, then the liability of a Director or officer of the Company shall be eliminated or limited to the full extent permitted by the NRS. Any repeal or modification of all or any portion of the limitation on liability contained in the Restated Articles by the stockholders of the Company shall not adversely affect any right or protection of a Director or officer of the Company with respect to any acts or omissions occurring prior to the time of such repeal or modification.

         The By-Laws provide for indemnification of the officers and Directors of the Company, as the case may be, against any liability, cost or expense incurred by such Director or officer by reason of the fact that such person is or was a Director, officer, employee or agent of the Company, except to the extent that such indemnification is prohibited by Chapter 78 of the NRS.

         Section 78.751 of the NRS provides that a corporation may, and in certain cases, must, indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding (other than certain actions by, or in right of, the Corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and, in the case of a non-derivative action, judgments, fines and amounts paid in settlement, actually and reasonably incurred by such person, in connection with the action, suit or proceeding, if, in either type of action, such person acted in good faith and in a manner which such person reasonably believed to be in, or not opposed to, the best interests of the corporation. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in, or not opposed to, the best interests of the corporation and that, with respect to any criminal action or proceeding, such person had reasonable cause to believe that such person's conduct was unlawful.

         Indemnification may not be made, in a derivative action, for any claim, issue or matter as to which such a person had been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, or for amounts paid in settlement to the corporation, unless, and only to the extent that, the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         The Company's By-Laws provide that the expenses of officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred, and in advance of the final disposition of the action, upon receipt of an undertaking by, or on behalf of, the Director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the corporation, unless ordered by a court or advanced (as described above), any indemnification must be made by the corporation, only as authorized in the specific case, upon a determination that the indemnification of the Director, officer, employee or agent is proper in the circumstances. The determination must be made either by the stockholders, or by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the act, suit or proceeding. If a majority vote of a quorum consisting of Directors who were not parties to the act, suit or proceeding so orders, or if a quorum consisting of Directors who were not parties to the act, suit or proceeding cannot be obtained, the determination must be made by independent legal counsel in a written opinion.

         Insofar as indemnification for Directors, officers and controlling persons of the Company with respect to liabilities arising under the Securities Act may be granted pursuant to the provisions described above, or otherwise, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

         The Transfer Agent and Registrar for the Common Stock is Continental Stock Transfer & Trust Company and its address is 2 Broadway, New York, New York 10004.


                                 LEGAL MATTERS

         Certain legal matters regarding the securities offered hereby are being passed upon for the Company by Lionel Sawyer & Collins, Las Vegas, NV.


                                    EXPERTS

         The consolidated balance sheets as of June 30, 1996 and 1995 and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996, and the financial statement schedule listed in Items 8 and 14(a) of the Company's Annual Report on Form 10-K/A-2 for the year ended June 30, 1996, have been incorporated herein by reference in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

No  underwriter,  dealer,  salesperson
or other person has been authorized to
give any information or to make any
representations in connection  with                      MARKETING
the offering made by this Prospectus                SERVICES GROUP, INC.
and, if given or made, such information
or   representations   must  not  be
relied upon as having been  authorized
by the Company.  This  Prospectus does
not  constitute an offer to sell, or a
solicitation  of an offer to buy, any
securities  offered hereby by anyone
in any  jurisdiction in which such offer
or solicitation is not authorized or in
which the person making such offer or
solicitation is not qualified  to do so
or to any  person  to whom it is unlawful             6,146,824 Shares of
to make such offer or  solicitation in                    Common Stock
such  jurisdiction. Neither the delivery
of this Prospectus nor any sale made
hereunder shall, under any circumstances,
create  any implication that the
information   herein  is correct as of
any time  subsequent to the date of
this Prospectus.
                                                     -------------------
   _____________________________                          PROSPECTUS
                                                     -------------------

                    Table of Contents
                                          Page

Available Information.......................3
Incorporation of Certain Information
   by Reference.............................3
Prospectus Summary..........................4
The Offering................................6            July __, 1997
Risk Factors................................7
Use of Proceeds............................13
Selling Stockholders.......................14
The Recapitalization.......................18
Plan of Distribution.......................18
Description of Capital Stock...............19
Legal Matters..............................22
Experts....................................22

                                     PART II

                      INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14  -  Other Expenses of Issuance and Distribution
         The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered hereby. The Selling Stockholders will pay the commissions and discounts of underwriters, dealers of agents, if any, incurred in connection with the sale of the Shares. The Company will pay all other expenses incident to the offering and sale of the Shares
                                                                    Total*
         SEC Registration Fee                                      $ 5,836
         Accountants' Fees and Expenses                             10,000
         Legal Fees and Expenses                                     5,000
         Printing and Filing Expenses                                1,000
         Miscellaneous                                                 100
                                                                 ---------
                                    TOTAL                          $21,936
                                                                 =========

* All amounts, except the SEC Registration Fee, are estimates.


Item 15  -  Indemnification of Directors and Officers

See "DESCRIPTION OF CAPITAL STOCK -- Limitations of Directors' Liability; Indemnification".


Item 16  -  Exhibits

Exhibit
Number        Item                                                  Exhibit
                                                                (See Notes)(*)
   4.1    Amended and Restated Articles of Incorporation          C (3(a)(1))
   4.2    Certificate of Amendment to the Amended and Restated
            Articles of Incorporation                             B (3.2)
   4.3    Certificate of Amendment to the Amended and Restated
            Articles of Incorporation                             D (3(iii))
   4.4    Certificate of Amendment to the Amended and Restated
            Articles of Incorporation                             E (3(v))
   4.5    By-Laws                                                 C (3(c)(2))
   5.1    Opinion of Lionel Sawyer & Collins, including consent   A
  23.1    Consent of Lionel Sawyer & Collins
            (included in Exhibit 5.1)                             A
  23.2    Consent of Coopers & Lybrand L.L.P.                     A

Notes relating to Exhibits
       A      Filed herewith.
       B      Incorporated by reference to the Company's Registration Statement on Form SB-2 No. 333-14339.
       C      Incorporated  by  reference  to the  Company's  Registration
              Statement on Form S-4 No. 33-45192, declared effective on February 12, 1992.
       D      Incorporated by reference to the Company's Report on Form 10-K for the fiscal year ended June 30, 1995.
       E      Incorporated by reference to the Company's Report on Form 10-K for the fiscal year ended June 30, 1996.
       *      Numbers in parentheses  next to any of the above letters B through
              E refer to the exhibit numbers within each document from which the
              Exhibit is incorporated by reference herein.

Item 17  -  Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The Company hereby undertakes that:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, it will treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time be the initial bona fide offering.

         (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (4) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or
         (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (5) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                     SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement be signed on its behalf by the undersigned thereunto duly authorized, in the City of Culver City, State of California, on July 2, 1997.

                                         MARKETING SERVICES GROUP, INC.

                                         By:  /s/ J. Jeremy Barbera
                                             J. Jeremy Barbera
                                             Chairman of the Board and
                                             Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 2, 1997.

          Signature                 Title


          /s/ J. Jeremy Barbera     Chairman of the Board and Chief Executive
              J. Jeremy Barbera         Officer (Principal Executive Officer)


         /s/ Scott Anderson         Chief Financial Officer (Principal
             Scott Anderson             Financial and Accounting Officer)


         /s/ Alan I. Annex          Director and Secretary
             Alan I. Annex


        /s/ S. James Coppersmith    Director
            S. James Coppersmith


        /s/ Seymour Jones           Director
            Seymour Jones


        /s/ C. Anthony Wainwright   Director
            C. Anthony Wainwright